# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NOBILITY HOMES, INC., CIK 0000072205
CUSIP: 654892108
Title of class of securities: Common Stock, $0.10 par value
Address of issuer's principal executive offices: 3741 S.W. 7th Street, Ocala, Florida (FL), 34474
Date of event which requires filing of this statement: 01/22/2026
Filed by CIK 0000922859
Persons authorized to receive notices and communications: Terry E. Trexler, 3741 S.W. 7th Street, Ocala, Florida (FL), 34474, 352.732.5157

## Reporting persons
- TREXLER TERRY EARL (CIK 0000922859): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,580,535; shared voting power 0; sole dispositive power 1,580,535; shared dispositive power 0; aggregate amount beneficially owned 1,580,535 (49.9% of the class)
- Terry E. Trexler Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,583,826; shared voting power 0; sole dispositive power 1,583,826; shared dispositive power 0; aggregate amount beneficially owned 1,583,826 (50% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.10 par value
Name of issuer: NOBILITY HOMES, INC.
Address of issuer's principal executive offices: 3741 S.W. 7th Street, Ocala, Florida (FL), 34474
Comment: This Amendment No. 6, to Schedule 13D (this "Amendment") amends the Schedule 13D, dated January 28, 2015 (the "Original Schedule 13D") and amended on February 20, 2019, June 25, 2019, June 23, 2021, April 8, 2022 and June 22, 2023 (collectively, the "Amendments", and together with the original Schedule D and the Amendments, the "Schedule 13D"), and is being filed on behalf of Terry E. Trexler and the Terry E. Trexler Revocable Trust (the "Trust"), of which Mr. Trexler is the trustee, with respect to the common stock, $0.10 par value (the "Common Stock") of Nobility Homes, Inc., a Florida corporation (the "Company"). Except as specifically set forth herein, the Original Schedule 13D as amended by the Amendments remains unmodified.

## Item 2. Identity and Background
Name of person filing:
Terry E. Trexler

Terry E. Trexler Revocable Trust
Residence or business address: 3741 S.W. 7th Street, Ocala, Florida 34474
Citizenship: United State of America

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:
Mr. Trexler, through the Trust, sold 100,000 shares of the Common Stock on January 22, 2026 to the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Trexler, through the Trust, beneficially owns and has sole dispositive and voting power over an aggregate 1,583,826 shares of the Common Stock, constituting approximately 50% of the 3,168,988 shares of the Common Stock outstanding as of September 9, 2025 and giving effect to this transaction. Aside from the 1,580,535 shares owned by the Terry E. Trexler Revocable Trust, Mr. Trexler beneficially owns 3,291 shares owned through the Nobility Homes, Inc. 401(k) plan.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Trexler, through the Trust, beneficially owns and has sole dispositive and voting power over an aggregate 1,583,826 shares of the Common Stock, constituting approximately 50% of the 3,168,988 shares of the Common Stock outstanding as of September 9, 2025 and giving effect to this transaction. Aside from the 1,580,535 shares owned by the Terry E. Trexler Revocable Trust, Mr. Trexler beneficially owns 3,291 shares owned through the Nobility Homes, Inc. 401(k) plan.
Transactions in the class effected during the past sixty days: No other transactions in the Common Stock were effected by Mr. Trexler in the last sixty days.
Other persons with the right to receive dividends or sale proceeds: Any dividends on the 1,583,826 shares of Common Stock (constituting approximately 50% of the total number of shares outstanding) owned by Mr. Trexler and the proceeds of the sale thereof will be paid to Mr. Trexler. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- TREXLER TERRY EARL: /s/ Terry E. Trexler, Terry E. Trexler (01/26/2026)
- Terry E. Trexler Revocable Trust: /s/ Terry E. Trexler, Trustee (01/26/2026)